Exhibit 11.1

Alliance Capital Management Holding L.P.

Pro Forma Calculation of Earnings Per Alliance Holding Unit

Year Ended December 31,

Basic Net Income Per Alliance Holding Unit (in thousands)	1999

Equity in earnings of Operating Partnership	$204,338
Income taxes	18,217
Net income - Basic	$186,121

Weighted average Alliance Holding Units outstanding - Basic	71,354

Basic net income per Alliance Holding Unit	$2.61

Diluted Net Income Per Alliance Holding Unit
Net income - Basic	$186,121
Additional allocation of equity in earnings of the Operating Partnership resulting from assumed dilutive effect of employee options	7,056
Net income — Diluted	$193,177

Weighted average Alliance Holding Units outstanding — Diluted	76,270

Diluted net income per Alliance Holding Unit	$2.53